Exhibit 12.1

STATEMENT OF COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	Six Months Ended June 30		Years Ended December 31
amounts in millions, except fixed charges ratio	2010	2009	2009	2008	2007	2006	2005
Earnings:
Income before income taxes and noncontrolling interests	$360.4	$316.2	$646.2	$729.8	$1,122.0	$1,263.9	$937.6
Add:
Fixed Charges (see below)	$39.1	$30.2	$70.2	$96.3	$85.2	$24.5	$28.2
Amortization of capitalized interest	$0.1	$0.1	$0.1	$0.1	—	—	—
Less:
Capitalized interest	$0.6	$0.4	$1.5	$1.1	$1.1	—	—
Total earnings for computation of ratio	$399.0	$346.1	$715.0	$825.1	$1,206.1	$1,288.4	$965.8
Fixed Charges:
Interest expense on borrowings	$21.4	$24.4	$45.5	$60.0	$40.7	$15.2	$21.0
Interest expense (income), net on unrecognized tax benefits (1)	$5.1	(6.7)	(1.6)	$13.7	$21.5	—	—
Interest capitalized	$0.6	$0.4	$1.5	$1.1	$1.1	$—	$—
Estimated interest portion of rental expense (2)	$12.0	$12.1	$24.8	$21.5	$21.9	$9.3	$7.2

Total Fixed Charges	$39.1	$30.2	$70.2	$96.3	$85.2	$24.5	$28.2
Earnings to fixed charges ratio	10.2	11.5	10.2	8.6	14.2	52.6	34.2

(1)	Represents net interest expense (income) related to unrecognized tax benefits. There may be periods whereby interest expense may be wholly or partially offset by reductions in accrued interest due to the completion of tax audits or updates to our tax positions which could result in the reversal of accrued interest.
(2)	Represents one third of rent expense which is our estimate of the interest component of rent expense.